                                                                    Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED NOVEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED NOVEMBER 30, 2003

On June 4, 2004, Beauceland Corporation acquired all common shares outstanding of Maax Inc. The transaction was paid by a capital contribution of the shareholders, for a consideration of $133,688,000, and by the issuance of long-term debt, for a consideration of $373,282,000. With effect from the beginning of the 2005 fiscal year, MAAX has adopted the U.S. dollar as its financial reporting currency. Accordingly, financial statements are presented in U.S. dollars and the previous year has been restated to reflect these changes. All amounts set out below are in U.S. dollars unless otherwise indicated. The consolidated financial statements of MAAX have also been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. They also include the accounts of Maax Inc. and all its subsidiaries up to June 3, 2004, and those of Beauceland Corporation and all its subsidiaries effective June 4, 2004.

Net Sales. Net sales increased from $126.8 million for the three months ended November 30, 2003 to $133.5 million for the three months ended November 30, 2004, an increase of $6.6 million, or 5.2%. This increase was due to increases in net sales of 2.3% in the bathroom sector, of 14.8% in the kitchen sector and of 22.0% in the spa sector. Bathroom results were impacted by the discontinuation of some of the U.S. gelcoat business in the home improvement centers. Spas results were impacted by last year's decision to withdraw our spa products from home improvement centers in the United States.

Excluding the impact of fluctuations in the U.S. dollar in relation to the Canadian dollar, the losses of some of the U.S. gelcoat and spa business in the home improvement centers, consolidated net sales are up 8.2% over the three months ended November 30, 2003.

Bathroom. Net sales for the bathroom sector increased from $104.0 million for the three months ended November 30, 2003 to $106.4 million for the three months ended November 30, 2004, an increase of $2.4 million, or 2.3%. This increase represents an organic growth of 5.6% adjusted for the currency fluctuations and certain non-recurring items. The bathroom sector posted an operating margin of $8.8 million or 8.2%, down from $14.2 million or 13.6% for the three months ended November 30, 2003. This reduction is due to the non-cash expense associated with the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $4.9 million, a $1.3 million non-cash expense related to the new stock option program and higher raw material costs. Last year's results were impacted by non-recurring expenses of $3.4 million related to the non-renewal of a management contract and to expenses related to the sale of Maax Inc.

Kitchen. Net sales for the kitchen sector increased from $11.2 million for the three months ended November 30, 2003 to $12.9 million for the three months ended November 30, 2004, an increase of $1.7 million, or 14.8%. This increase was due to an overall strong demand in this sector and favorable movement in the Canadian dollar. The kitchen sector posted an operating margin of 5.1%, down from 24.9% for the three months ended November 30, 2003, due to the stronger Canadian dollar, lower productivity and the non-cash expense associated with the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $0.3 million.

Spas. Net sales for the spas sector increased from $11.6 million for the three months ended November 30, 2003 to $14.2 million for the three months ended November 30, 2004, an increase of $2.6 million, or 22.0%. This increase was due to strong sales to the Canadian retailer market, offset by last year's decision to withdraw our spa products from U.S. Home Depot stores.

The spas sector posted an operating margin of (7.8%), up from (8.7%) for the three months ended November 30, 2003. This is a slight improvement over last year but the negative results are caused by the non-cash expense associated with the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $0.8 million and higher raw material costs. The results for the three months ended November 30, 2003 were negatively impacted by the withdrawal of the spa products from the U.S. Home Depot Stores.

Cost of Goods Sold. Cost of goods sold increased from $88.8 million, or 70.0% of net sales for the three months ended November 30, 2003 to $100.0 million, or 74.9% of net sales, for the three months ended November 30, 2004, an overall increase of $11.2 million or 12.6%. This increase was due to the non-cash expense associated with the allocation of the excess of the purchase price over the book value of Maax
Inc. for a total amount of $4.7 million, to volume growth, to the stronger Canadian dollar and to higher raw material costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $18.1 million for the three months ended November 30, 2003 to $19.8 million for the same period in 2004, an increase of $1.7 million, or 9.2%. Selling, general and administrative expenses as a percentage of net sales increased from 14.3% for the three months ended November 30, 2003 to 14.8% for the same period in 2004. The November 30, 2004 results include non-cash costs of $1.3 million related to the new stock option program.

Depreciation and Amortization. Depreciation and amortization increased from $4.0 million for the three months ended November 30, 2003 to $5.4 million for the three months ended November 30, 2004, an increase of $1.4 million, or 35.4%. Depreciation and amortization as a percentage of net sales increased from 3.1% for the three months ended November 30, 2003 to 4.0% for the same period in 2004. This increase was due to costs of $1.3 million related to the allocation of the excess of the purchase price over the book value of Maax Inc. This increase in depreciation is related to adjustments to the brand, distribution network and non-compete agreement values.

Interest Expense. Interest expense increased from $1.6 million for the three months ended November 30, 2003 to $7.5 million for the three months ended November 30, 2004, an increase of $5.9 million. This increase was due to the Company's increased indebtedness following the consummation of the June transactions.

Income Before Income Taxes. Income before income taxes decreased from $14.4 million for the three months ended November 30, 2003 to $0.8 million for the three months ended November 30, 2004, a decrease of $13.6 million, or 94.7%. Income before income taxes as a percentage of net sales decreased from 11.3% for the three months ended November 30, 2003 to 0.6% million for the three months ended November 30, 2004 principally due to the factors described above.

Income Taxes. Income taxes decreased from $4.7 million for the three months ended November 30, 2003, to ($1.1) million for the same period in 2004 as a result of the implementation of tax planning strategies which resulted in an overall lower tax rate for the company.

Net Income. Net income decreased from $9.7 million for the three months ended November 30, 2003 to $1.9 million for the same period in 2004, a decrease of $7.8 million. This decrease was a result of the items described above.

NINE MONTHS ENDED NOVEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED NOVEMBER 30, 2003

Net Sales. Net sales increased from $380.8 million for the nine months ended November 30, 2003 to $405.7 million for the nine months ended November 30, 2004, an increase of $24.9 million, or 6.5%. This increase results from an increase in net sales of 6.6% in the bathroom sector, of 9.3% in the kitchen sector and of 4.1% in the spa sector. Bathroom results were impacted by the discontinuation of some of the U.S. gelcoat business in the home improvement centers. Spas results were impacted by last year's decision to withdraw our spa products from home improvement centers in the United States.

Excluding the impact of fluctuations in the U.S. dollar in relation to the Canadian dollar, the losses of some of the U.S. gelcoat and spa business in the home improvement centers, consolidated net sales are up 9.1% over the nine months ended November 30, 2003.

Bathroom. Net sales for the bathroom sector increased from $305.8 million for the nine months ended November 30, 2003 to $326.0 million for the nine months ended November 30, 2004, an increase of $20.2 million, or 6.6%. This increase represents an organic growth of 8.1% adjusted for the currency fluctuations and the discontinued businesses. The bathroom sector posted an operating margin of $30.9 million or 9.5%, down from $41.7 million or 13.6% for the nine months ended November 30, 2003 due to costs related to the purchase of Maax Inc. for a total amount of $10.2, to the non-cash expense associated with the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $4.9 million, to higher financial charges and to a $1.3 million non-cash expense related to the new stock option program. This year's results include a positive change in the fair value of derivative financial instruments of $3.8 million compared to $8.1 million last year's. Last year's results were impacted by non-recurring expenses of $3.4 million related to the non-renewal of a management contract and to expenses related to the sale of Maax Inc.

Kitchen. Net sales for the kitchen sector increased from $31.4 million for the nine months ended November 30, 2003 to $34.3 million for the nine months ended November 30, 2004, an increase of $2.9 million, or 9.3%. The kitchen sector posted an operating margin of 2.4% for the nine months ended November 30, 2004, down from 24.4% for the same period in 2003, due to the stronger Canadian dollar, the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $0.3 million, to higher financial charges and lower productivity. This year's results include a positive change in the fair value of derivative financial instruments of $2.9 million compared to $5.6 million last year's.

Spas. Net sales for the spas sector increased from $43.6 million for the nine months ended November 30, 2003 to $45.4 million for the nine months ended November 30, 2004, an increase of $1.8 million, or 4.1%. This increase was due to strong sales to the Canadian retailer market, offset by last year's decision to withdraw our spa products from U.S. Home Depot stores.

The spas sector posted an operating margin of 1.1%, down from a operating margin of 1.5% for the nine months ended November 30, 2003, due to the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $0.8 million and to higher financial charges. This year's results include a positive change in the fair value of derivative financial instruments of $1.0 million compared to $2.4 million last year. The results for the nine months ended November 30, 2003 were negatively impacted by the withdrawal of the spa products from the U.S. Home Depot Stores.

Cost of Goods Sold. Cost of goods sold increased from $264.2 million, or 69.4% of net sales for the nine months ended November 30, 2003 to $286.5 million, or 70.6% of net sales, for the nine months ended November 30, 2004, an overall increase of $22.3 million or 8.4%. This increase was due to the allocation of the excess of the purchase price over the book value of Maax Inc. for a total amount of $4.7 million, to volume growth, to the stronger Canadian dollar and to higher raw material costs. Last year's results were negatively impacted by the withdrawal of the spa products from the U.S. Home Depot stores.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $55.2 million for the nine months ended November 30, 2003 to $73.8 million for the same period in 2004, an increase of $18.6 million, or 33.7%. Selling, general and administrative expenses as a percentage of net sales increased from 14.5% for the nine months ended November 30, 2003 to 18.2% for the same period in 2004. The November 30, 2004 results include costs of $10.2 million related to the purchase transaction of MAAX, costs of $1.3 million related to the new stock option program and higher financial expenses. This year's results include a positive change in the fair value of derivative financial instruments of $7.7 million compared to $16.1 million last year's.

Depreciation and Amortization. Depreciation and amortization increased from $11.4 million for the nine months ended November 30, 2003 to $13.2 million for the nine months ended November 30, 2004, an increase of $1.8 million, or 16.2%. Depreciation and amortization as a percentage of net sales increased from 3.0% for the nine months ended November 30, 2003 to 3.3% for the same period in 2004. This increase was due to costs of $1.3 million related to the allocation of the excess of the purchase price over the book value of Maax Inc. This increase in depreciation is related to adjustments to the brand, distribution network and non-compete agreement values.

Interest Expense. Interest expense increased from $3.9 million for the nine months ended November 30, 2003 to $15.2 million for the nine months ended November 30, 2004, an increase of $11.3 million. This increase was due to the Company's increased indebtedness following the consummation of the June transactions.

Income Before Income Taxes. Income before income taxes decreased from $46.1 million for the nine months ended November 30, 2003 to $17.0 million for the nine months ended November 30, 2004, a decrease of $29.1 million, or 63.1%. Income before income taxes as a percentage of net sales decreased from 12.1% the nine months ended November 30, 2003 to 4.2% million for the nine months ended November 30, 2004 principally due to the factors described above.

Income Taxes. Income taxes decreased from $15.0 million for the nine months ended November 30, 2003, to $2.0 million for the same period in 2004 as a result of the reduced profitability and the implementation of tax planning strategies which resulted in an overall lower tax rate for the company.

Net Income. Net income decreased from $31.1 million for the nine months ended November 30, 2003 to $15.0 million for the same period in 2004, a decrease of $16.1 million. This decrease was a result of the items described above.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

      Operating Activities. Cash flows from operating activities during the three months ended November 30, 2004 were $19.8 million compared with $24.1 million for the three months ended November 30, 2003. This decrease of $4.3 million results principally from the lower net income.

      Cash flows from operating activities during the nine months ended November 30, 2004 were $25.7 million compared with $50.8 million for the nine months ended November 30, 2003. This decrease of $25.1 million was partly due to the outlay of non-recurring transaction disbursements in an amount of $10.6 million.

      Investing Activities. Cash flows used in investing activities were $3.1 million for the three months ended November 30, 2004 compared with $5.6 million for the three months ended November 30, 2003. The decrease was due to lower capital expenditures.

      Cash flows used in investing activities were $459.4 million for the nine months ended November 30, 2004 compared with $12.2 million for the nine months ended November 30, 2003, of which $453.4 relates to the acquisition of Maax Inc.

      Financing Activities. Cash flows from financing activities for the three months ended November 30, 2004 were ($8.2) million compared with ($24.2) million for the three months ended November 30, 2003. The increase was due to the repayment of a higher portion of the long-term debt in 2003.

      Cash flows from financing activities for the nine months ended November 30, 2004 were $439.9 million compared with ($32.7) million for the nine months ended November 30, 2003. The increase was due to the consummation of the June transactions.

      Net debt position. Net debt amounted to $355.7 million as of November 30, 2004 compared to $369.1 million as of June 4th, 2004, for a $13.4 million reduction since the consummation of the June transactions.

CAPITAL EXPENDITURES

      Capital expenditures were $2.0 million for the three months ended November 30, 2004 compared to $6.0 million for the three months ended November 30, 2003.

      Capital expenditures were $6.2 million for the nine months ended November 30, 2004 compared to $12.8 million for the nine months ended November 30, 2003. The increased expenditures in 2003 were primarily attributable to the retrofitting of two of our manufacturing facilities to manufacture Aker products and to a plant expansion in Western Canada.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
FINANCIAL HIGHLIGHTS
(In thousands of US dollars and US GAAP)

                                                                                         BEAUCELAND
                                                                                         CORPORATION         MAAX INC.
                                                                                         Three-month        Three-month
                                                                                        period ended       period ended
                                                                                      November 30, 2004  November 30, 2003
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Net sales                                                                                  133,466            126,828
Adjusted income before interest, tax, depreciation
and amortization (EBITDA) (1)                                                               15,972             19,009
Adjusted EBITDA margin                                                                        12.0%              15.0%
Net income                                                                                   1,910              9,676
Free cash flow (2)                                                                          17,920             19,055

Debt to Adjusted EBITDA ratio                                                                 4.93                N/A
Adjusted EBITDA to interest ratio                                                             4.76                N/A
---------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
Net sales
   Bathroom                                                                                106,398            103,982
   Kitchen                                                                                  12,868             11,210
   Spas                                                                                     14,200             11,636

Adjusted EBITDA (1)
   Bathroom                                                                                 15,204             18,079
   Kitchen                                                                                     438              1,538
   Spas                                                                                        330               (608)

Adjusted EBITDA margins
   Bathroom                                                                                   14.3%              17.4%
   Kitchen                                                                                     3.4%              13.7%
   Spas                                                                                        2.3%              (5.2)%
---------------------------------------------------------------------------------------------------------------------

(1): The adjusted EBITDA takes into consideration the following adjustments:
     Non cash items                                                                           (618)            (6,927)
     Non recurring items                                                                       682              5,522
     Cash gains realized under currency agreement                                            2,232              1,492
     Other items                                                                                 6               (967)

EBITDA represents net earnings before interest expense, income taxes and depreciation and amortization. Although EBITDA, as a non-GAAP measure, should not be considered in isolation or as a substitute for operating cash flows or other cash flow statement data or net earnings determined in accordance with GAAP in the United States, management understands that it is commonly used to evaluate a Company's liquidity. We consider EBITDA to be a useful measure of our ability to service our debt and our ability to generate cash for other purposes. We believe that our investors consider EBITDA useful for those purposes as well. EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

(2): Free cash flow is defined as cash flow provided by operating activities less net investments in property, plant and equipment

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
FINANCIAL HIGHLIGHTS
(In thousands of US dollars and US GAAP)

                                                                         BEAUCELAND            TOTAL             MAAX INC.
                                                       MAAX INC.        CORPORATION         Nine-month           Nine-month
                                                     March 1, 2004    June 4, 2004 to      period ended         period ended
                                                    to June 3, 2004  November 30, 2004   November 30, 2004   November 30, 2003
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Net sales                                               143,836           261,892             405,728             380,823
Adjusted income before interest, tax,
depreciation and amortization (EBITDA) (1)               21,090            37,470              58,560              55,591
Adjusted EBITDA margin                                     14.7%             14.3%               14.4%               14.6%
Net income                                                1,796            13,248              15,044              31,093
Free cash flow (2)                                       (7,345)           27,131              19,786              39,249

Debt to Adjusted EBITDA ratio                                                                    4.93                 N/A
Adjusted EBITDA to interest ratio                                                                4.76                 N/A
-------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
Net sales
   Bathroom                                             117,985           207,968             325,953             305,779
   Kitchen                                               10,645            23,698              34,343              31,409
   Spas                                                  15,206            30,226              45,432              43,635

Adjusted EBITDA (1)
   Bathroom                                              19,367            35,005              54,372              48,282
   Kitchen                                                  965             1,190               2,155               4,634
   Spas                                                     758             1,275               2,033               2,675

Adjusted EBITDA margins
   Bathroom                                                16.4%             16.8%               16.7%               15.8%
   Kitchen                                                  9.1%              5.0%                6.3%               14.8%
   Spas                                                     5.0%              4.2%                4.5%                6.1%
-------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION

                                                                           As at              As at               As at
                                                                     November 30, 2004  February 29, 2004   November 30, 2003
                                                                     --------------------------------------------------------
Working capital (3)                                                        66,073             55,173              60,442
Total assets                                                              658,572            365,587             387,768
Long-term debt (4)                                                        363,849             57,444              69,527
------------------------------------------------------------------------------------------------------------------------

(1): The adjusted EBITDA takes into
     consideration the following adjustments:
     Non cash items                                         753            (2,704)            (1,951)            (16,497)
     Non recurring items                                  9,746              (432)             9,314               7,634
     Cash gains realized under currency agreement         1,571             3,827              5,398               3,321
     Other items                                            344                55                399                (269)

(2): Free cash flow is defined as cash flow provided by operating activities less net investments in property, plant and equipment

(3): Working capital is defined as current assets less current liabilities

(4): Including the short term portion of the long term debt

The average exchange rate was 1,3078 for the nine-month period ended November 30, 2004

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

                                                                                                    BEAUCELAND
                                                                 MAAX INC.       MAAX INC.         CORPORATION.
                                                               November 30,     February 29,       November 30,
                                                                   2003            2004                2004
---------------------------------------------------------------------------------------------------------------
                                                                (Unaudited)      (Audited)          (Unaudited)
ASSETS

Current assets:
   Cash and cash equivalents                                    $    8,868      $     4,467        $     10,370
   Accounts receivables, less allowance
     for doubtful accounts of $3,898; $3,025; $4,139                65,710           64,012              70,479
   Income taxes receivable                                               -                -               5,009
   Inventories (note 3)                                             49,132           45,684              45,978
   Prepaid expenses                                                  1,990            3,293               3,041
   Assets held for sale                                                  -                -               2,379
   Deferred income taxes                                             3,290            3,542               3,806
---------------------------------------------------------------------------------------------------------------
   Total current assets                                            128,990          120,998             141,062
Property, plant and equipment                                      100,932          100,615              98,007
Intangible assets (note 4)                                          17,289           16,388             135,535
Goodwill                                                           118,328          112,519             253,537
Derivative financial instruments                                    15,827           11,627              15,703
Other assets                                                         1,519            1,678              12,021
Deferred income taxes                                                4,883            1,762               2,707
---------------------------------------------------------------------------------------------------------------

Total assets                                                    $  387,768      $   365,587        $    658,572
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank loan                                                    $        -      $         -        $      2,192
   Accounts payable and accrued liabilities                     $   55,343      $    52,454        $     67,030
   Income taxes payable                                              3,118            4,765                   -
   Deferred income taxes                                             5,241            3,824               4,227
   Current portion of long-term debt (note 5)                        4,846            4,782               3,732
---------------------------------------------------------------------------------------------------------------
   Total current liabilities                                        68,548           65,825              77,181

Long-term debt (note 5)                                             64,681           52,662             360,117

Deferred income taxes                                               20,848           15,701              56,387
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                  154,077          134,188             493,685

Shareholders' equity
   Capital Stock (note 6)                                          104,541          105,044             133,688
   Share purchase loan                                                (409)               -                   -
   Additional paid-in capital                                          232              232               3,267
   Retained earnings                                               114,787          115,647              13,248
   Accumulated other comprehensive income,
     net of income taxes of $2,943                                  14,540           10,476              14,684
---------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                      233,691          231,399             164,887
---------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                      $  387,768      $   365,587        $    658,572
===============================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars)

                                                 MAAX INC.                                BEAUCELAND            COMBINED
                                                Nine-month            MAAX INC.           CORPORATION          Nine-month
                                               period ended         March 1, 2004       June 4, 2004 to       period ended
                                             November 30, 2003     to June 3, 2004     November 30, 2004   November 30, 2004
----------------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 380,823            $ 143,836            $ 261,892           $ 405,728

Operating costs and expenses
   Cost of goods sold                              264,180               98,490              188,002             286,492
   Selling, general and administrative
    expenses (note 7)                               55,241               36,670               37,166              73,836
   Depreciation and amortization                    11,359                3,987                9,209              13,196
------------------------------------------------------------------------------------------------------------------------
                                                   330,780              139,147              234,377             373,524

Operating income                                    50,043                4,689               27,515              32,204
   Interest expense                                  3,931                1,321               13,873              15,194
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                          46,112                3,368               13,642              17,010

Income taxes
   Current                                           9,302                3,922                2,878               6,800
   Deferred                                          5,717               (2,350)              (2,484)             (4,834)
------------------------------------------------------------------------------------------------------------------------
                                                    15,019                1,572                  394               1,966

Net income                                       $  31,093            $   1,796            $  13,248           $  15,044
========================================================================================================================

                                                                                         BEAUCELAND
                                                                     MAAX INC.           CORPORATION
                                                                    Three-month          Three-month
                                                                   period ended         period ended
                                                                November 30, 2003    November 30, 2004
------------------------------------------------------------------------------------------------------
Net sales                                                           $  126,828            $133,466

Operating costs and expenses
   Cost of goods sold                                                   88,794              99,991
   Selling, general and administrative expenses (note 7)                18,137              19,805
   Depreciation and amortization                                         3,967               5,372
--------------------------------------------------------------------------------------------------
                                                                       110,898             125,168

Operating income                                                        15,930               8,298
   Interest expense                                                      1,553               7,531
--------------------------------------------------------------------------------------------------
Income before income taxes                                              14,377                 767

Income taxes
   Current                                                               3,135               1,537
   Deferred                                                              1,566              (2,680)
--------------------------------------------------------------------------------------------------
                                                                         4,701              (1,143)
Net income                                                          $    9,676            $  1,910
==================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

                                           MAAX INC.                                  BEAUCELAND                COMBINED
                                           Nine-month           MAAX INC.             CORPORATION              Nine-month
                                         period ended         March 1, 2004         June 4, 2004 to           period ended
                                       November 30, 2003     to June 3, 2004       November 30, 2004       November 30, 2004
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING
  ACTIVITIES:
   Net income                              $  31,093            $   1,796             $   13,248               $   15,044
   Items not affecting cash:
     Depreciation and amortization            11,359                3,987                  9,209                   13,196
     Amortization of financial
       expenses                                  369                  121                    926                    1,047
     Change in fair value of
       derivative financial
       instruments                           (12,732)               2,679                 (4,802)                  (2,123)
     Stock-based compensation                      -                2,714                  1,316                    4,030
     Deferred income taxes                     5,717               (2,350)                (2,484)                  (4,834)
   Net change in non-cash balances
     related to operations                    14,988              (13,839)                12,917                     (922)
-------------------------------------------------------------------------------------------------------------------------
                                              50,794               (4,892)                30,330                   25,438

CASH FLOWS RELATED TO FINANCING
  ACTIVITIES:
   Increase (decrease) in bank loan           (2,572)                   -                  2,192                    2,192
   Proceeds from issuance of
     long-term debt                                -               34,000                373,282                  407,282
   Repayment of long-term debt               (28,739)             (81,963)               (31,565)                (113,528)
   Proceeds from issuance of shares            1,118                   33                133,688                  133,721
   Decrease in notes receivable
     related to the exercise of stock
     options                                       -                    -                 11,772                   11,772
   Interest, net of income taxes,
     from a share purchase loan                    7                    -                      -                        -
   Dividends paid                             (2,489)              (1,266)                     -                   (1,266)
-------------------------------------------------------------------------------------------------------------------------
                                             (32,675)             (49,196)               489,369                  440,173

CASH FLOWS RELATED TO INVESTING
  ACTIVITIES:
   Business acquisition                         (120)              (3,762)              (438,088)                (441,850)
   Additions to property, plant
     and equipment                           (12,789)              (2,563)                (3,619)                  (6,182)
   Proceeds from disposal of
     property, plant and equipment             1,244                  110                    195                      305
   Other assets                                 (557)               1,076                (12,750)                 (11,674)
-------------------------------------------------------------------------------------------------------------------------
                                             (12,222)              (5,139)              (454,262)                (459,401)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                         5,897              (59,227)                65,437                    6,210

Translation adjustment on cash
  denominated in foreign currencies              303                  (84)                  (223)                    (307)

Cash and cash equivalents,
  beginning of period                          2,668                4,467                (54,844)                   4,467
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END
  OF PERIOD                                $   8,868            $ (54,844)            $   10,370               $   10,370
=========================================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

                                                                                              BEAUCELAND
                                                                          MAAX INC.          CORPORATION
                                                                        Three-month          Three-month
                                                                        period ended        period ended
                                                                      November 30, 2003   November 30, 2004
-----------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES:
     Net income                                                          $    9,676           $   1,910
     Items not affecting cash:
        Depreciation and amortization                                         3,967               5,372
        Amortization of financial expenses                                      135                 479
        Change in fair value of derivative
          financial instruments                                              (5,040)             (3,583)
        Stock-based compensation                                                  -               1,316
        Deferred income taxes                                                 1,566              (2,680)
     Net change in non-cash balances related to operations                   13,834              16,736
-------------------------------------------------------------------------------------------------------
                                                                             24,138              19,550
CASH FLOWS RELATED TO FINANCING ACTIVITIES:
     Increase (decrease) in bank loan                                        (2,572)              2,192
     Repayment of long-term debt                                            (20,950)            (10,187)
     Proceeds from issuance of shares                                           671                   -
     Interest, net of income taxes,
        from a share purchase loan                                                2                   -
     Dividends paid                                                          (1,312)                  -
-------------------------------------------------------------------------------------------------------
                                                                            (24,161)             (7,995)

CASH FLOWS RELATED TO INVESTING ACTIVITIES:
     Business acquisition                                                      (116)               (756)
     Additions to property, plant and equipment                              (6,041)             (1,983)
     Proceeds from disposal of property,
        plant and equipment                                                     958                 128
     Other assets                                                              (394)               (447)
-------------------------------------------------------------------------------------------------------
                                                                             (5,593)             (3,058)
-------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (5,616)              8,497

Translation adjustment on cash denominated
   in foreign currencies                                                      1,032                (226)

Cash and cash equivalents, beginning of period                               13,452               2,099
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $    8,868           $  10,370
=======================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of US dollars)

                                                                                         Accumulated
                                                                                            other
                                                             Additional                    compre-        Compre-
                                                 Common        paid-in      Retained       hensive        hensive
                                                  stock        capital      earnings       income         income
------------------------------------------------------------------------------------------------------------------
BALANCE AS AT FEBRUARY 29, 2004                $   105,044    $     232    $  115,647     $  10,476      $
Net Income                                               -            -         1,796             -          1,796
Foreign currency translation                             -            -             -        (2,811)        (2,811)
                                                                                                         ---------
Total comprehensive income                               -            -             -             -      $  (1,015)
                                                                                                         =========
Dividends paid                                           -            -        (1,266)            -
Stock-based compensation                                 -        2,714             -             -
Tax benefit associated with stock options                -          219             -             -
Issuance of common shares                           11,809            -             -             -
---------------------------------------------------------------------------------------------------

Balance, as at June 3, 2004                    $   116,853    $   3,165    $  116,177     $   7,665
---------------------------------------------------------------------------------------------------
Merger transaction                                (116,853)      (3,165)     (116,177)       (7,665)
Net Income                                               -            -        13,248             -         13,248
Foreign currency translation,
   net of income taxes of $2,943                         -            -             -        14,540         14,540
                                                                                                         ---------
Total comprehensive income                               -            -             -             -      $  27,788
                                                                                                         =========
Stock options from MAAX Inc. stock-option
   plan rolled-over                                      -        2,690             -             -
Stock-based compensation                                 -          577             -             -
Issuance of common shares                          133,688            -             -             -
---------------------------------------------------------------------------------------------------
Balance, as of November 30, 2004               $   133,688    $   3,267    $   13,248     $  14,540
===================================================================================================

                                                                                                    Accumulated
                                                                                                      other
                                                             Share     Additional                     compre-      Compre-
                                               Common      purchase     paid-in      Retained         hensive      hensive
                                               stock         loan       capital      earnings         income        income
---------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT FEBRUARY 29, 2003              $ 103,057      $  (409)     $  185     $   86,176      $   (1,262)   $
Net Income                                           -            -           -         31,093               -       31,093
Foreign currency translation                         -            -           -              -          15,802       15,802
                                                                                                                  ---------
Total comprehensive income                           -            -           -              -               -    $  46,895
                                                                                                                  =========
Dividends paid                                       -            -           -         (2,489)              -
Tax benefit associated with stock options            -            -          47
Interest, net of income taxes, from a
   share purchase loan                               -            -           -              7               -
Issuance of common shares                        1,484            -           -              -               -
--------------------------------------------------------------------------------------------------------------

Balance, as at November 30, 2003             $ 104,541      $  (409)     $  232     $  114,787      $   14,540
==============================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statement presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring items, considered necessary for a fair presentation of financial data have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Predecessor Company's annual financial statements for the year's ended February 29, 2004.

On June 4, 2004, Beauceland Corporation acquired all the outstanding shares of the Predecessor Company (MAAX Inc.) in a business combination accounted for as a purchase as described in note 2. As a result of the acquisition, the combined financial statements for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and therefore are not comparable.

Consolidation

The consolidated financial statements, expressed in US dollars, include the accounts of MAAX inc. (MAAX) and all its subsidiaries up to June 3, 2004 and the accounts of Beauceland Corporation and all its subsidiaries starting June 4, 2004, (the Company). All significant intercompany balances and transactions have been eliminated on consolidation.

Reporting currency

The functional and reporting currency of the Company is the US dollar.

The financial statements of the Company's Canadian and Netherlands subsidiaries are measured in Canadian dollars and Euros, their functional currencies, and are translated in U.S. Dollars as follows: assets and liabilities of these subsidiaries are translated at exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during the year. The resulting cumulative translation adjustments are recorded in other comprehensive income.

The functional currency of MAAX is the Canadian dollar. However, MAAX has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet, while revenues and expenses are translated at the annual year-to-date average exchange rate. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the accumulated other comprehensive income in shareholders' equity.

Assets held for sale

During the nine-month period ended November 30, 2004, the Management of the Company put up for sale three commercial buildings and adjacent land that have been identified as excess assets since the Company has moved its headquarters and consolidated some of its activities. These assets are reported on the Company's consolidated balance sheet as "assets held for sale" at their fair value less cost to sell. As of November 30, 2004, the Company signed letters of intent to sell these assets.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Intangible assets

Intangible assets are stated at cost and have definite useful lives. Amortization is calculated using the straight-line method over the following periods:

Enterprise Resource Planning System                                   15 years
Trademarks                                                            40 years
Distribution networks                                           5 and 25 years
Non-compete agreements                                                 5 years

Stock-based compensation

The Parent company has a stock-based compensation plan, which is described below. The Company accounts for the fair value of its grants under this plan in accordance with SFAS No. 123, "Accounting for stock-based compensation". The compensation costs that have been charged against income for this plan was $577,000 for the period from June 4, 2004 to November 30, 2004.

Under this plan, the Parent Company may grant options to its senior management and some members of the Board of directors for up to 813,326 shares of common stock. The exercise price of each option equals the estimated market value of the Parent Company's stock on the date of grant and an option's maximum term is ten years, or earlier in cases of termination of employment, retirement or death. Under this program, 30% of the options granted vest over a five years period (6% at each of the five first anniversary dates) and 70% of the options granted vest (14% each year) upon the Parent Company's attainment of certain equity targets.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 4.09%; and expected life of 5 year.

A summary of the status of the Company's stock option plan as of November 30, 2004, and changes during the period ended on that date, is presented below:

                                                                  Weighted
                                                      Shares      average
                                                      (000)    exercise price
-----------------------------------------------------------------------------
Outstanding at beginning of year                           -       $    -
Granted                                                  713        16.56
-------------------------------------------------------------------------
Outstanding as of November 30, 2004                      713       $16.56
-------------------------------------------------------------------------
Options exercisable as of November 30, 2004                -            -
=========================================================================

Certain member of management rolled stock-options of MAAX previous option plan into our Parent Company. The number of options rolled-over is 109,951 options at an exercise price of $0.01, 20,635 options at an exercise price of $6.75 and 42,995 options at an exercise price of $16.56. The value of these options has been recorded as additional paid-in capital on June 4, 2004.

A member of management also received the option to purchase 42,995 preferred shares of the Parent Company for $0.01 each. An amount of $739,000 has been recorded as a compensation expense in the period from June 4, 2004 to November 30, 2004.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Up to June 3, 2004, MAAX had a stock-based compensation plan, which is described in Note 12 to the annual financial statements of MAAX for the year ended February 29, 2004. MAAX was accounting for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees("APB 25"), and related interpretations. Compensation cost was not recorded because the option exercise price was equal to the market value of the underlying common stock on the date of grant.

If the Company had applied the fair value recognition provisions of SFAS No. 123, " Accounting for Stock-Based Compensation", to stock-based employee compensation, the charge against income would have been $1,108,000 for the period from March 1, 2004 to June 3, 2004.

On December 10, 2004, in connection with the issuance of notes by the parent Company, a portion of the options granted was repurchased and cancelled.

Comparative figures

The figures shown for comparative purposes for the period ended November 30, 2003 have never been presented to shareholders under accounting principles of the United States and in US dollars reporting currency. Also, certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

2. BUSINESS ACQUISITION

On June 4, 2004, the Company acquired all common shares outstanding of MAAX inc., a Canadian publicly traded company operating in the Bathroom, Kitchen and Spas sectors, for an amount in cash of CA$22.50 per share for a total cash consideration of $438,088,000 and stock option for $2,690,000. The transaction was paid by a capital contribution of the shareholders, for an amount of $133,688,000 and by the issuance of long-term debt for an amount of $373,282,000. The excess of the financing received over the consideration paid was used to repay existing debts of Maax Inc.

During the quarter ended November 30, 2004, the Company has allocated the excess of the purchase price over the book value of the acquired company as required by SFAS No. 141 Business Combinations. This statement requires that intangible assets acquired in a business combination be recognized and reported apart from goodwill.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

2. BUSINESS ACQUISITION (CONT'D)

The fair values of the assets acquired and the lialibilities assumed are summarized as follows:

Net working capital excluding cash                                   84,605
Fixed assets                                                         96,256
Enterprise Resource Planning System                                   9,043
Brands and trademarks                                                85,580
Distribution networks                                                29,440
Non-Compete agreements                                                3,314
Goodwill                                                            240,764
Other long-term assets                                               12,647
---------------------------------------------------------------------------
                                                                    561,649
---------------------------------------------------------------------------

Bank overdraft                                                      (54,846)
Long-term debt                                                       (9,851)
Other long-term liability                                           (56,174)
---------------------------------------------------------------------------
                                                                    440,778
===========================================================================

Consideration
   Cash                                                             438,088
   Stock options from MAAX inc. stock-option plan rolled-over         2,690
---------------------------------------------------------------------------
                                                                    440,778
===========================================================================

The Company recorded adjustments related to the purchase price allocation to its statements of income retroactively from June 4, 2004 to November 30, 2004 during the current quarter. As a result, the Company recorded additional charges of $3,982.

3. INVENTORIES

                                                                                             BEAUCELAND
                                                        MAAX INC.          MAAX INC.        CORPORATION
                                                    November 30, 2003  February 29, 2004  November 30, 2004
-----------------------------------------------------------------------------------------------------------
Raw material                                            $  27,187          $ 25,091           $ 26,811
Work in progress and finished goods                        21,945            20,593             19,167
------------------------------------------------------------------------------------------------------
                                                        $  49,132          $ 45,684           $ 45,978
======================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

4. INTANGIBLE ASSETS

                                                                                               BEAUCELAND
                                                                                              CORPORATION
                                      MAAX INC.          MAAX INC.                         November 30, 2004
                                  November 30, 2003  February 29, 2004                        Accumulated
                                   Net book value      Net book value         Cost            depreciation     Net book value
-----------------------------------------------------------------------------------------------------------------------------
Enterprise Resource
      Planning System                 $   9,874          $   9,304        $    10,511          $     648            9,863
Brands and trademarks                     4,369              4,088             91,921              1,198           90,723
Distribution networks                     2,601              2,578             32,226                648           31,578
Non-compele agreements                      445                418              3,943                572            3,371
-------------------------------------------------------------------------------------------------------------------------
                                      $  17,289          $  16,388        $   138,601          $   3,066          135,535
=========================================================================================================================

5. LONG-TERM DEBT

                                                                                                           BEAUCELAND
                                  Effective interest                       MAAX INC.      MAAX INC.       CORPORATION
                                     rate as at           Years of       November 30,   February 29,      November 30,
                                  November 30, 2004       maturity           2003           2004             2004
----------------------------------------------------------------------------------------------------------------------
Term A loan (CA$117,000,000)               5.09%              2010                -              -           98,651
Term B loan                                4.78%              2012                -              -          114,713
Senior unsecured notes                     9.75%              2013                -              -          150,000
Other                                   Various          2004-2014              694            611              485
Revolving credit                            1.9%              2006           14,000          2,000                -
Senior unsecured notes                      6.7%              2009           45,500         45,500                -
Notes payables on a business
acquisition, unsecured                      3.0%         2004-2006            9,333          9,333                -
-------------------------------------------------------------------------------------------------------------------
                                                                             69,527         57,444          363,849
-------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                             4,846          4,782            3,732
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                              64,6817     $   52,662        $ 360,117
===================================================================================================================

The Company also has access to an authorized revolving credit facility of an amount of CA$50 million or its equivalent in US dollars, bearing interest at LIBOR rate plus 2.5%.

Term A loan is bearing interest at Banker's acceptance rate or LIBOR plus 2.5% and Term B loan is bearing interest at LIBOR rate plus 2.75%. The principal amounts of these term loans must be repaid in consecutive quarterly installments from December 2004 to September 2009 for the Term A loan and from September 2004 to June 2011 for the Term B loan.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

5. LONG-TERM DEBT (CONT'D)

The revolving credit facility, term A loan facility and term B loan facility are guaranteed by all existing and future, direct and indirect Canadian and U.S. subsidiaries of the Company, subject to certain exceptions agreed to in the loan documents. In addition, the Company's obligations under the facility and the obligations of the subsidiary guarantors under the guarantees are secured by substantially all of the assets of the Company and each of the subsidiary guarantors. The agreement governing these credit facilities contain certain covenants including the obligation to maintain certain financial ratios.

The Company's senior unsecured notes bear interest at a rate of 9.75% and are fully redeemable upon maturity in June 2012. The agreement governing these notes contains certain covenants including the obligation to maintain certain financial ratios.

6. CAPITAL STOCK

The authorized capital of the Company consists in 100,000 common shares without nominal or par value.

Issued and paid : 2,000 shares

7. INFORMATION ON THE CONSOLIDATED STATEMENTS OF INCOME

Selling, general and administrative expenses include the change in fair value of derivative financial instruments which represent a gain of $7,714,000 for the nine-month period ended November 30, 2004 (gain of $6,011,000 for the three-month period ended November 30, 2004) and a gain of $16,053,000 for the corresponding period of the previous year's (gain of $6,532,000 for the three-month period ended November 30, 2003).

In addition, costs of $10,242,000 related to the purchase transaction of MAAX are included in the selling, general and administrative expenses for the nine-month period ended November 30, 2004 ($355,000 for the three-month period ended November 30, 2004) and $3,376,000 for the corresponding nine-month and three-month periods of the previous year.

8. WARRANTIES AND GUARANTEES

Products sold by the Company are covered by a basic limited warranty with terms and conditions that vary depending upon the product and country in which it was sold. The Company estimated the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Each quarter, the Company reassesses the adequacy of its recorded warranty liabilities and adjusts the amount as necessary.

The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2005 and 2011, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $192,000. The Company has not recorded any liability associated with these guarantees.

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

9. SEGMENTED INFORMATION

Reconciliation with the financial statements of revenues and assets by business segment are:

NET SALES

                                                                BEAUCELAND
                                    MAAX INC.                  CORPORATION
                                  Three-month                  Three-month
                                  period ended                 period ended
                               November 30, 2003             November 30, 2004
------------------------------------------------------------------------------
Bathroom                           $  103,982                   $  106,398
Kitchen                                11,210                       12,868
Spas                                   11,636                       14,200
--------------------------------------------------------------------------
                                   $  126,828                   $  133,466
==========================================================================

                               MAAX INC.                                        BEAUCELAND                COMBINED
                              Nine-month               MAAX INC.               CORPORATION               Nine-month
                             period ended            March 1, 2004           June 4, 2004 to            period ended
                          November 30, 2003         to June 3, 2004         November 30, 2004         November 30, 2004
-----------------------------------------------------------------------------------------------------------------------
Bathroom                      $  305,779                $117,985                $ 207,968                $  325,953
Kitchen                           31,409                  10,645                   23,698                    34,343
Spas                              43,635                  15,206                   30,226                    45,432
-------------------------------------------------------------------------------------------------------------------
                              $  380,823                $143,836                $ 261,892                $  405,728
===================================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

9. SEGMENTED INFORMATION (CONT'D)

OPERATING INCOME

                                                                 BEAUCELAND
                                    MAAX INC.                   CORPORATION
                                   Three-month                  Three-month
                                  period ended                 period ended
                                November 30, 2003            November 30, 2004
------------------------------------------------------------------------------
Bathroom                           $   14,150                   $    8,758
Kitchen                                 2,789                          650
Spas                                   (1,009)                      (1,110)
--------------------------------------------------------------------------
                                   $   15,930                   $    8,298
==========================================================================

                               MAAX INC.                                        BEAUCELAND                COMBINED
                              Nine-month                MAAX INC.              CORPORATION               Nine-month
                             period ended            March 1, 2004           June 4, 2004 to            period ended
                          November 30, 2003         to June 3, 2004         November 30, 2004        November 30, 2004
----------------------------------------------------------------------------------------------------------------------
Bathroom                      $   41,706                $  5,053                $  25,799                $   30,852
Kitchen                            7,671                    (333)                   1,169                       836
Spas                                 666                     (31)                     547                       516
-------------------------------------------------------------------------------------------------------------------
                              $   50,043                $  4,689                $  27,515                $   32,204
===================================================================================================================

DEPRECIATION AND AMORTIZATION

                                                                BEAUCELAND
                                   MAAX INC.                   CORPORATION
                                  Three-month                  Three-month
                                  period ended                 period ended
                               November 30, 2003            November 30, 2004
-----------------------------------------------------------------------------
Bathroom                           $    3,218                   $    4,654
Kitchen                                   457                          481
Spas                                      292                          237
--------------------------------------------------------------------------
                                   $    3,967                   $    5,372
==========================================================================

                               MAAX INC.                                        BEAUCELAND                COMBINED
                              Nine-month                MAAX INC.              CORPORATION               Nine-month
                             period ended            March 1, 2004           June 4, 2004 to            period ended
                          November 30, 2003         to June 3, 2004         November 30, 2004        November 30, 2004
----------------------------------------------------------------------------------------------------------------------
Bathroom                      $    9,067                $  3,308                $   7,880                $   11,188
Kitchen                            1,310                     445                      904                     1,349
Spas                                 982                     234                      425                       659
-------------------------------------------------------------------------------------------------------------------
                              $   11,359                $  3,987                $   9,209                $   13,196
===================================================================================================================

BEAUCELAND CORPORATION AND
PREDECESSOR COMPANY (MAAX INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of US dollars)

9. SEGMENTED INFORMATION (CONT'D)

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

                                                                BEAUCELAND
                                   MAAX INC.                   CORPORATION
                                  Three-month                  Three-month
                                  period ended                 period ended
                               November 30, 2003             November 30, 2004
------------------------------------------------------------------------------
Bathroom                           $    5,624                   $    1,586
Kitchen                                   196                          222
Spas                                      221                          175
--------------------------------------------------------------------------
                                   $    6,041                   $    1,983
==========================================================================

                              MAAX INC.                                        BEAUCELAND                 COMBINED
                              Nine-month               MAAX INC.               CORPORATION               Nine-month
                             period ended            March 1, 2004           June 4, 2004 to            period ended
                          November 30, 2003         to June 3, 2004         November 30, 2004         November 30, 2004
-----------------------------------------------------------------------------------------------------------------------
Bathroom                      $   11,788                $  2,048                $   2,818                $    4,866
Kitchen                              514                     349                      522                       871
Spas                                 487                     166                      279                       445
-------------------------------------------------------------------------------------------------------------------
                              $   12,789                $  2,563                $   3,619                $    6,182
===================================================================================================================